Exhibit 12.1

AVIALL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands of dollars)

	Year ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
Pre-tax income (loss) from continuing operations	$29,651	$10,064	$18,092	$4,901	$39,850	$19,849	$4,875

Fixed charges: Interest expense and amortization of debt issue costs	3,216	3,580	8,691	12,781	29,177	14,754	14,673
Interest component of rental expense	1,860	1,830	2,520	3,120	3,510	1,645	1,895

Total fixed charges:	$5,076	$5,410	$11,211	$15,901	$32,687	$16,399	$16,568

Pre-tax income (loss) from continuing operations plus fixed charges less capitalized interest	$34,588	$15,467	$29,211	$20,431	$72,526	$36,196	$21,449

Ratio of earnings to fixed charges	6.8	2.9	2.6	1.3	2.2	2.2	1.3